TuSimple Co-Founder and Largest Investor Issues Letter to Stockholders

Votes 29.7% Voting Stake AGAINST Staggered Board Proposal and Re-Election of all Non-CFIUS Directors at Upcoming Annual Meeting

Notes Leading Proxy Advisory Firms ISS and Glass Lewis Highlighted that Staggered Board Proposal is Not in Stockholders’ Best Interests

Demands the Immediate and Full Liquidation of TuSimple to Stop the Transfer of More Than $450 Million to Chinese Entities

Encourages Stockholders to Visit www.SaveTuSimple.com to Learn More and Sign Up for Updates

HOUSTON, TX, December 16, 2024 – Dr. Xiaodi Hou, co-founder and largest investor of TuSimple Holdings Inc. (OTCMKTS: TSPH) (“TuSimple” or the “Company”), today issued an open letter to fellow TuSimple investors.

The full text of the letter is below:

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Dear Fellow Stockholders,

I write to you today not just as an investor, but as a co-founder who has poured seven years of passion, energy, and personal commitment into making TuSimple a world leader in autonomous driving. Like many of you, I invested in this Company because I believed in its transformative vision—to redefine the transportation industry.

Unfortunately, under the Company’s current management and board of directors (the “Board”), the chance of achieving that vision is fading fast. Given the extensive list of issues at TuSimple under the current leadership team—some of which I have already addressed in court filings—I believe liquidation, which could return $1.93 per share (or more) to stockholders, represents the most equitable path forward for all of us. Visit www.savetusimple.com for additional information.

Director Election Mechanism

The director election at the Company’s upcoming annual meeting of stockholders scheduled to be held on December 20, 2024 (the “AGM”) will be decided by a “plurality voting system,” meaning each of the six incumbent directors needs only a single share vote to be re-elected. While this may give the impression of a predetermined outcome, the results of the AGM’s director election do not seal our fate.

Stockholders have an alternative path to Board renewal through a written consent solicitation, which enables us to remove directors outside the annual meeting cycle with the support of a majority of the outstanding voting power. This is the path that I intend to pursue.

Independent Governance Advisors Share our Concerns

At the AGM, Proposal No. 2 seeks to establish a “staggered Board,” which would significantly undermine stockholders’ ability to hold the Board accountable and inhibit the fundamental stockholder right to change the Board through a consent solicitation or at future annual meetings.

Two leading independent proxy advisory firms, ISS and Glass Lewis, whose recommendations influence institutional investors holding trillions of assets, recommended stockholders vote AGAINST the staggered Board proposal (Proposal No. 2), concluding that it fundamentally conflicts with stockholder interests, particularly in light of the current circumstances that call for enhanced Board accountability at TuSimple.

Both firms have also recommended a WITHHOLD vote for all independent directors of the Company except the CFIUS director, Albert Schultz. ISS has gone a step further by opposing nearly the entire Board slate, including Cheng Lu, Mo Chen, Jianan Hao, James Lu and Zhen Tao.

I have directed my voting rights, representing 29.7% of the total voting power, to be voted as follows at the AGM:

•	Proposal No. 1 – “WITHHOLD” on the proposed slate of all directors, except Mr. Schultz
•	Proposal No. 2 – “AGAINST” the proposed amendment to classify the Board
•	Proposal No. 3 – “AGAINST” the ratification of UHY LLP as the Company’s auditor

My Legal Progress Protects Stockholder Value

My commitment to stockholder rights led me to file a lawsuit in the Delaware Chancery Court (the “Court”) (Case No. 2024-1208-PAF) to confirm my voting rights, and we have made the following progress in protecting stockholder interests:

•	On December 2, 2024, the Court granted expedited proceedings, with a final hearing on voting rights control expected in Q1 2025.
•	On December 13, 2024, after intense negotiations, we secured a Status Quo Order (“SQO”) from the Court that implements crucial protections for all stockholders.
•	The SQO now requires 10 business days' advance written notice before the Company can take several significant actions that could harm stockholder value, including:
o	Transferring cash, cash equivalents, or short-term investments exceeding $15M per month to the Company’s mainland China operations through Q1 2025;

o	Approving, consenting to, or consummating any merger or acquisition of the Company or Company subsidiaries (including by way of sale of assets) with value greater than 10% of the Company’s assets, as reflected on the Company’s most recent balance sheet prior to the entry of the SQO;
o	Amending, modifying, or repealing any provision of the Company’s Articles of Incorporation or Bylaws that affect stockholder voting rights (except as explicitly contemplated in the SQO); and
o	Taking any other corporate action requiring a stockholder vote—including any sale, lease, or exchange of all or substantially all of the Company’s property and assets.

The Path Forward:

While the upcoming AGM may not immediately change the Board’s composition, I anticipate a trial and a declaratory judgment from the Court affirming my voting rights in Q1 2025. Once affirmed, I intend to initiate a written consent solicitation seeking to remove all current directors, except for Mr. Schultz, and ultimately seek to replace them with truly independent directors committed to proper corporate governance. I intend to further pursue a liquidation and dissolution of the Company to enable stockholders to realize ~$1.93 per share (or more) of value.

Stay Involved and Informed:

Over the past weeks, many of you have reached out through emails, calls, and community forums to offer your support and insights. Thank you!

We are not merely observers. Together we have the responsibility and power to determine the Company’s future.

To protect your investment:

•	Vote your shares at the AGM
•	Sign up at www.savetusimple.com for relevant updates, including the anticipated consent solicitation
•	Share this information with fellow stockholders
•	Ensure your broker has your current contact information

Thank you for your patience, grit, and continued belief in what we can achieve together.

With determination and hope,

Xiaodi Hou
Co-Founder and Stockholder, TuSimple Holdings Inc.

Legal Disclaimer:
This letter is provided solely for informational purposes and does not constitute an offer to sell or a solicitation of an offer to buy any securities. The views expressed are my own and are based on publicly available information as well as personal experience. Certain statements herein may contain forward-looking information and are subject to risks and uncertainties that could cause actual outcomes to differ materially. This letter does not constitute legal, investment, tax, or financial advice. Each stockholder should consult their own advisors regarding their particular situation. Neither the author nor any related party undertakes an obligation to update any information contained herein.

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Investor Contact

Okapi Partners LLC

Mark Harnett

855-305-0856

info@okapipartners.com

Media Contact

Longacre Square Partners

Rebecca Kral

WhiteMarble@longacresquare.com